UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 12 July 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Fatality at Harmony's Tshepong mine

Johannesburg. Tuesday, 12 July 2011. Harmony Gold Mining Company Limited (Harmony) regrets to advise that a fall of ground accident occurred at its Tshepong mine in the Free State this morning, which resulted in the death of an employee.

The mine has been closed until such time as all investigations into the accident have been completed.

Harmony's Chief Executive, Graham Briggs and his management team, express their sincere condolences to the family of the deceased and those affected by the incident.

ends.

Issued by Harmony Gold Mining Company Limited

12 July 2011

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number: 1950/038232/06

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 12, 2011

                                                    Harmony Gold Mining Company Limited

                                                    By: /s/ Hannes Meyer

                                                     Name: Hannes Meyer
                                                     Title: Financial Director